Sub-Item 77Q2

Nuveen Ohio Dividend Advantage Municipal Fund 3
333-77030
811-10637

Based on a review of the SEC Forms 3, 4 and 5 furnished to the Fund, the Fund believes that all Section 16(a) filing requirements applicable to the Funds officers and directors, investment adviser and affiliated persons of the investment adviser were complied with, except that the initial affiliation report on behalf of the officer listed below was filed late on November 25, 2003.

There are no greater than ten-percent
shareholders of the Fund.


OFFICERS:

Daniel S. Solender